UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHINA ONLINE EDUCATION GROUP

(Name of Issuer)

American Depositary Shares (ADS), each representing Fifteen Class A Ordinary Shares, par value $0.0001 per share

(Title of Class Securities)

16954L105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16954L105	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DALTON INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[1]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). JAMES B. ROSENWALD III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). STEVEN PERSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[3]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GIFFORD COMBS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). BELITA ONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[5]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[5]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ERIN LAVELLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 403,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 403,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.29%[6]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[6]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer

China Online Education Group

(b)	Address of Issuer’s Principal Executive Offices

Deshi Building North

6th Floor, Shangdi Street

Haidian District 100085

Beijing, People’s Republic of China

Item 2.

(a)	Name of Person Filing

This statement on Schedule 13G is filed by the entities and persons listed below collectively, the “Reporting Persons”).

The Management Companies

Dalton Investments LLC, a California limited liability company (“Dalton”), is the investment manager of one or more advisory clients.

The Individual Reporting Persons

Each of the following persons is a member of Dalton’s management committee: James B. Rosenwald III, Steven Persky, Gifford Combs, Belita Ong and Erin Lavelle.

(b)	Address of Principal Business office or, if None, Residence

1601 Cloverfield Blvd., Suite 5050N

Santa Monica, CA 90404

(c)	Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d)	Title of Class of Securities

American Depositary Shares (ADS), each representing Fifteen Class A Ordinary Shares, par value $0.0001 per share.

Page 9 of 12 Pages

(e)	CUSIP Number

16954L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For each Reporting Person:

(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Page 10 of 12 Pages

Please see Items 5 – 9 and 11 on each cover sheet for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

Dalton Investments LLC

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Managing Member

/s/ Steven Persky
Steven Persky

/s/ Gifford Combs
Gifford Combs

/s/ Belita Ong
Belita Ong

/s/ Erin Lavelle
Erin Lavelle

Page 1 2 of 12 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 1, 2018

Dalton Investments LLC

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Managing Member

/s/ Steven Persky
Steven Persky

/s/ Gifford Combs
Gifford Combs

/s/ Belita Ong
Belita Ong

/s/ Erin Lavelle
Erin Lavelle